Exhibit 2(a)


Duke Power Company                                                 News Release
P.O. Box 1009
Charlotte, NC 28201-1009


(Duke logo appears here) Duke Power


April 22, 1997
                                           Contact      :       Randy Wheeless
                                           Office       :       704/382-8379
                                           24-Hour      :       704/594-0681

                                                        :       PanEnergy Corp.
                                                        :       John P. Barnett
                                           Office       :       713/627-4072

                DUKE/PANENERGY MERGER APPROVED BY NORTH CAROLINA
                              UTILITIES COMMISSION

CHARLOTTE, N.C. - The North Carolina Utilities Commission (NCUC) today approved the proposed $7.7 billion merger between Duke Power and Houston-based PanEnergy Corp.

As part of the approval, Duke Power signed a stipulation with the NCUC, with one of the conditions being that Duke Power will not seek to raise retail rates to customers through the year 2000.

Duke may adjust rates with regulatory approval to reflect a substantial impact on the company, such as governmental action affecting the industry, or a major storm that results in extensive financial impact. Not affected by the agreement will be Duke Power's annual fuel clause adjustment - by which the commissions modify rates slightly to accurately reflect fuel costs incurred by the company.




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A similar agreement was offered to the Public Service Commission of South
Carolina. The Duke/PanEnergy merger was approved in South Carolina on March 19.

Other approvals needed for the merger include the Federal Energy Regulatory Commission and the shareholders of both companies.

Annual shareholder meetings for both companies are scheduled for April 24. At the meetings, PanEnergy's stockholders will vote on the proposed merger and Duke's shareholders will vote on issuing common stock in the proposed merger, amending its charter to increase the authorized amount of common stock and to change the company's name to Duke Energy Corporation. The two companies have mailed a joint proxy statement-prospectus to shareholders containing details on the merger and soliciting shareholder approval.

Under the terms of the proposed merger, each outstanding share of PanEnergy common stock would be converted into 1.0444 shares of Duke Power stock upon receipt of necessary regulatory and shareholder approvals.

Duke Power is one of the nation's largest investor-owned electric utilities, serving 1.8 million customers in North Carolina and South Carolina.

PanEnergy Corp - one of the North America's leading energy services companies - operates more than 37,000 miles of natural gas pipeline, delivering gas primarily to Northeast


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and Midwest markets. The company is also one of the nation's largest natural gas gatherers and processors and markets liquefied petroleum gases and related energy services throughout the United States and Canada. Through its recently formed venture with Mobil, PanEnergy is one of the leading marketers of natural gas and electricity in North America. The company also has other energy interests worldwide.

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